The information in this pricing supplement is not complete and may be changed. We may not deliver these securities until a final pricing supplement is delivered. This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to completion Pricing Supplement dated March 23, 2007
PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 244 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated January 25, 2006	Dated , 2007
Rule 424(b)(2)

$

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Buffered PLUS due October 30, 2008
Based on the Value of the Goldman Sachs Grains – Excess Return Index®
Performance Leveraged Upside SecuritiesSM
(“PLUSSM”)

Unlike ordinary debt securities, the Buffered PLUS do not pay interest and provide a minimum return of only 15% of the stated principal amount at maturity. Instead, at maturity you will receive for each $1,000 stated principal amount of Buffered PLUS that you hold an amount in cash based upon the closing value of the Goldman Sachs Grains – Excess Return Index®, which we refer to as the Index, at maturity. In no event will the payment at maturity be less than $150.

•	The stated principal amount and issue price of each Buffered PLUS is $1,000.
•	We will not pay interest on the Buffered PLUS.
•	The minimum payment at maturity is $150.
•	At maturity, you will receive for each $1,000 stated principal amount of Buffered PLUS that you hold, a payment equal to:
	º	if the final index value is greater than the initial index value, the lesser of (x) $1,000 plus the leveraged upside payment, which is equal to (i) $1,000 times (ii) the percent increase in the value of the Index times (iii) the upside leverage factor and (y) the maximum payment at maturity;
	º	if the final index value is less than or equal to the initial index value but greater than or equal to the downside protection value, the stated principal amount of $1,000;
	º	if the final index value is less than the downside protection value, (x) $1,000 multiplied by the index performance factor, which will be less than 0.85, plus (y) $150.
•	The maximum payment at maturity is equal to $1,220 to $1,250 per Buffered PLUS (122% to 125% of the stated principal amount). The actual maximum payment at maturity will be determined on the day we price the Buffered PLUS for initial sale to the public, which we refer to as the pricing date.
•	The percent increase in the value of the Index will be equal to (i) the final index value minus the initial index value divided by (ii) the initial index value.
•	The index performance factor will be equal to (i) the final index value divided by (ii) the initial index value.
	º	The initial index value will be the official settlement price of the Index on the pricing date.
	º	The final index value will equal the official settlement price of the Index on October 21, 2008, which we refer to as the index valuation date.
•	The upside leverage factor is 125%.
•	The downside protection value will be equal to 85% of the initial index value.
•	Investing in the Buffered PLUS is not equivalent to investing in the Index or its component commodity contracts.
•	The Buffered PLUS will not be listed on any securities exchange.
•	The CUSIP number for the Buffered PLUS is 61750V279.

You should read the more detailed description of the Buffered PLUS in this pricing supplement. In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of Buffered PLUS.”
The Buffered PLUS are riskier than ordinary debt securities. See “Risk Factors” beginning on PS-7.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE 100% PER BUFFERED PLUS

	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company

Per Buffered PLUS	100%	1.5%	98.5%
Total	$	$	$

(1)	The Buffered PLUS will be issued at $1,000 per Buffered PLUS and the agent’s commissions will be $15 per Buffered PLUS; provided that the price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of Buffered PLUS will be $997.50 per Buffered PLUS and $12.50 per Buffered PLUS, respectively; for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of Buffered PLUS will be $996.25 per Buffered PLUS and $11.25 per Buffered PLUS, respectively; and for any single transaction to purchase $5,000,000 or more principal amount of Buffered PLUS will be $995 per Buffered PLUS and $10 per Buffered PLUS, respectively.

(2)	For additional information see “Supplemental Information Concerning Plan of Distribution” in this pricing supplement.

MORGAN STANLEY

     For a description of certain restrictions on offers, sales and deliveries of the Buffered PLUS and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the Buffered PLUS, see the section of this pricing supplement called “Description of Buffered PLUS–Supplemental Information Concerning Plan of Distribution.”

     No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the Buffered PLUS or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

     The Buffered PLUS have not been and will not be registered with the Comissão de Calores Mobiliários (The Brazilian Securities Commission). The Buffered PLUS may not be offered or sold in the Federative Republic of Brazil (“Brazil”) except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

     The Buffered PLUS have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the Buffered PLUS or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

     No action has been taken to permit an offering of the Buffered PLUS to the public in Hong Kong as the Buffered PLUS have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the Buffered PLUS, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the Buffered PLUS which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong ("SFO") and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

     The Buffered PLUS have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico. This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

     The Agent and each dealer represent and agree that they will not offer or sell the Buffered PLUS nor make the Buffered PLUS the subject of an invitation for subscription or purchase, nor will they circulate or distribute the pricing supplement or the accompanying prospectus supplement or the prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Buffered PLUS, whether directly or indirectly, to persons in Singapore other than:

     (a) an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

     (b) an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

     (c) a person who acquires the Buffered PLUS for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

     (d) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

SUMMARY OF PRICING SUPPLEMENT

     The following summary describes the Buffered PLUSSM we are offering to you in general terms only. You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors.”

     The Buffered PLUS offered are medium-term debt securities of Morgan Stanley. The return on the Buffered PLUS at maturity is based on the value of the Goldman Sachs Grains – Excess Return Index®, which we refer to as the Index, at maturity.

     “GSCI®” is a registered mark of Goldman, Sachs & Co., and has been licensed for use by Morgan Stanley. “Performance Leveraged Upside Securities” and “PLUS” are our service marks.

Each Buffered PLUS costs $1,000

We, Morgan Stanley, are offering Buffered Performance Leveraged Upside SecuritiesSM due October 30, 2008, Based on the Value of the Goldman Sachs Grains – Excess Return Index®, which we refer to as the Buffered PLUS. The stated principal amount and issue price of each Buffered PLUS is $1,000.

The original issue price of the Buffered PLUS includes the agent’s commissions paid with respect to the Buffered PLUS and the cost of hedging our obligations under the Buffered PLUS. The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. The fact that the original issue price of the Buffered PLUS includes these commissions and hedging costs is expected to adversely affect the secondary market prices of the Buffered PLUS. See “Risk Factors—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices” and “Description of Buffered PLUS— Use of Proceeds and Hedging.”

No interest; only 15% minimum return of principal at maturity

Unlike ordinary debt securities, the Buffered PLUS do not pay interest and only provide for a minimum return of 15% of your principal at maturity. If the final index value is less than 85% of the initial index value, which we refer to as the downside protection value, we will pay to you an amount in cash per Buffered PLUS that is less than the $1,000 stated principal amount of each Buffered PLUS by an amount proportionate to the decrease in the value of the Index, plus $150. The initial index value will be the official settlement price of the Index on the day we price the Buffered PLUS for initial sale to the public, which we refer to as the pricing date. The final index value will be the official settlement price of the Index on October 21, 2008, which we refer to as the index valuation date.

Payment at maturity based on the Index	At maturity, you will receive for each $1,000 stated principal amount of Buffered PLUS that you hold an amount in cash based upon the value of the Index, determined as follows:

•	If the final index value is greater than the initial index value, you will receive for each $1,000 stated principal amount of Buffered PLUS that you hold a payment at maturity equal to the lesser of:

(x) $1,000 + leveraged upside payment, and

(y) the maximum payment at maturity

where,

leveraged upside payment	=	$1,000 x upside leverage factor x
index percent increase
and where
upside leverage factor is 125%
and
final index value - initial index value
index percent increase	=
initial index value

and
maximum payment at maturity is equal to $1,220 to $1,250 per Buffered PLUS (122% to 125% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.

•	If the final index value is less than or equal to initial index value but greater than or equal to the downside protection value, you will receive for each $1,000 stated principal amount of Buffered PLUS that you hold a payment at maturity equal to the $1,000 stated principal amount where,

downside protection value is equal to 85% of the initial index value.

•	If the final index value is less than the downside protection value, you will receive for each $1,000 stated principal amount of Buffered PLUS that you hold a payment at maturity equal to:

($1,000 x index performance factor) + $150

where,
final index value
index performance factor	=
initial index value

Because the index performance factor will be less than 0.85, this payment will be less than $1,000, subject to the minimum payment at maturity of $150.

Under no circumstances will the Buffered PLUS pay less than $150 per Buffered PLUS at maturity.

On PS-6, we have provided a graph titled “Hypothetical Payouts on the Buffered PLUS at Maturity,” which illustrates the performance of the Buffered PLUS at maturity over a range of hypothetical percentage changes in the Index. The graph does not show every situation that may occur.

You can review the historical values of the Index in the section of this pricing supplement called “Description of Buffered PLUS—Historical Information.”

Investing in the Buffered PLUS is not equivalent to investing in the Index or its component commodity contracts.

You may revoke your offer to purchase the Buffered PLUS prior to our acceptance

We are using this pricing supplement to solicit from you an offer to purchase the Buffered PLUS. You may revoke your offer to purchase the Buffered PLUS at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase, the Buffered PLUS prior to their issuance. In the event of any material changes to the terms of the Buffered PLUS, we will notify you.

MSCS will be the Calculation Agent

We have appointed our affiliate, Morgan Stanley Capital Services, Inc. or its successors, which we refer to as MSCS, to act as calculation agent for The Bank of New York, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A.), the trustee for our senior notes. As calculation agent, MSCS will determine the initial index value, the final index value, the index percent increase or the index performance factor, and the payment to you at maturity.

Where you can find more information on the Buffered PLUS

The Buffered PLUS are senior notes issued as part of our Series F medium-term note program. You can find a general description of our Series F medium-term note program in the accompanying prospectus supplement dated January 25, 2006 and prospectus dated January 25, 2006. We describe the basic features of this type of note in the sections of the prospectus supplement called “Description of Notes” and in the section of the prospectus called “Description of Securities.”

Because this is a summary, it does not contain all of the information that may be important to you. For a detailed description of the terms of the Buffered PLUS, you should read the “Description of Buffered PLUS” section in this pricing supplement. You should also read about some of the risks involved in investing in Buffered PLUS in the section called “Risk Factors.” The tax treatment of investments in index-linked notes such as these differ from that of investments in ordinary debt securities. See the section of this pricing supplement called “Description of Buffered PLUS—United States Federal Income Taxation.” We urge you to consult with your investment, legal, tax, accounting and other advisors with regard to any proposed or actual investment in the Buffered PLUS.

How to reach us	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (212) 761-4000).

HYPOTHETICAL PAYOUTS ON THE BUFFERED PLUS AT MATURITY

For each Buffered PLUS, the following graph illustrates the payment at maturity on the Buffered PLUS for a range of hypothetical percentage changes in the Index. The PLUS Zone illustrates the leveraging effect of the upside leverage factor. The Buffer Zone illustrates that the Buffered PLUS provide principal protection at maturity only if the final index value has not fallen below the downside protection value. The graph is based on the following terms:

•	Stated principal amount per Buffered PLUS: $1,000

•	Upside leverage factor: 125%

•	Downside protection value: 85% of the initial index value

•	Hypothetical maximum payment at maturity: $1,235

•	Minimum payment at maturity: $150

Where the final index value is greater than the initial index value, the payment at maturity on the Buffered PLUS reflected in the graph below is greater than the $1,000 stated principal amount per Buffered PLUS, subject to the maximum payment at maturity. Where the final index value is less than the initial index value but greater than or equal to the downside protection value, the payment at maturity on the Buffered PLUS is equal to the stated principal amount of $1,000. Where the final index value is less than the downside protection value (i.e. has decreased by more than 15%), the payment at maturity on the Buffered PLUS reflected in the graph below is less than the $1,000 stated principal amount per Buffered PLUS, subject to a minimum payment at maturity of $150.

RISK FACTORS

     The Buffered PLUS are not secured debt, are riskier than ordinary debt securities and, unlike ordinary debt securities, the Buffered PLUS do not pay interest and provide a minimum return of only 15% of the stated principal amount at maturity. This section describes the most significant risks relating to the Buffered PLUS. You should carefully consider whether the Buffered PLUS are suited to your particular circumstances before you decide to purchase them.

Buffered PLUS do not pay interest or guarantee a return of 100% of your principal

The terms of the Buffered PLUS differ from those of ordinary debt securities in that we will not pay you interest on the Buffered PLUS and will provide a minimum payment at maturity equal to only 15% of the stated principal amount of the Buffered PLUS. If the final index value is less than the downside protection value, we will pay to you an amount in cash per Buffered PLUS that is less than the $1,000 stated principal amount of each Buffered PLUS by an amount equal to $1,000 multiplied by the index performance factor, which will be less than 0.85, plus $150 per Buffered PLUS. If the final index value is less than the downside protection value, you will lose money on your investment; you will receive an amount in cash that is less than the $1,000 stated principal amount of each Buffered PLUS by an amount proportionate to the decrease in the value of the Index from the initial index value plus $150. See “Hypothetical Payouts on the Buffered PLUS at Maturity” on PS–6.

Appreciation potential is limited

The appreciation potential of the Buffered PLUS is limited by the maximum payment at maturity of $1,220 to $1,250, or 122% to 125% of the stated principal amount. Although the upside leverage factor provides 125% exposure to any increase in the value of the Index at maturity, because the payment at maturity will be limited to 122% to 125% of the stated principal amount for each Buffered PLUS, the percentage exposure provided by the upside leverage factor is progressively reduced as the final index value exceeds approximately 117.6% to 120% of the initial index value.

The Buffered PLUS will not be listed

The Buffered PLUS will not be listed on any exchange. Therefore, there may be little or no secondary market for the Buffered PLUS. MS & Co. currently intends to act as a market maker for the Buffered PLUS but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Buffered PLUS easily. Because we do not expect that other market makers will participate significantly in the secondary market for the Buffered PLUS, the price at which you may be able to trade your Buffered PLUS is likely to depend on the price, if any, at which MS & Co. is willing to transact. If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the Buffered PLUS.

Market price of the Buffered PLUS may be influenced by many unpredictable factors

Several factors, many of which are beyond our control, will influence the value of the Buffered PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Buffered PLUS in the secondary market, including:

•	the value of the Index at any time,

•	the volatility (frequency and magnitude of changes in value) of the Index,

•	the market prices of the commodities and the commodity contracts underlying the Index, and the volatility of such prices,

•	trends of supply and demand for grains generally,

•	interest and yield rates in the market,

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the commodity contracts underlying the Index or the grains or agriculture markets generally and that may affect the final index value,

•	the time remaining until the Buffered PLUS mature, and

•	our creditworthiness.

Some or all of these factors will influence the price you will receive if you sell your Buffered PLUS prior to maturity. For example, you may have to sell your Buffered PLUS at a substantial discount from the stated principal amount if at the time of sale the value of the Index is at or below the downside protection value.

You cannot predict the future performance of the Index based on its historical performance. The value of the Index may decrease so that you will receive at maturity a payment that is less than the stated principal amount of the Buffered PLUS by an amount proportionate to the decrease in the value of the Index plus $150. In addition, there can be no assurance that the value of the Index will increase so that you will receive at maturity an amount in excess of the stated principal amount of the Buffered PLUS.

Not equivalent to investing in the Index The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices

Investing in the Buffered PLUS is not equivalent to investing in the Index or the futures contracts that comprise the Index.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase Buffered PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the Buffered PLUS, as well as the projected profit included in the cost of hedging our obligations under the Buffered PLUS. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Several factors have had and may in the future have an effect on the value of the Index

Investments, such as the Buffered PLUS, linked to the prices of commodities, are considered speculative, and prices of commodities and related contracts may fluctuate significantly over short periods for a variety of factors, including: changes in supply and demand relationships; weather; climatic events; the occurrence of natural disasters; wars; political and civil upheavals; acts of terrorism; trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates; and trading activities in grains and substitute commodities and related contracts. These factors may affect the value of the Index and of your Buffered PLUS in varying and potentially inconsistent ways.

Grain prices are volatile and are affected by numerous factors

The Index is composed of four different grain commodities; corn, soybeans, Chicago wheat and Kansas wheat. Chicago wheat and Kansas wheat are each wheat futures contracts with the distinction that they are traded on the Chicago Board of Trade and the Kansas City Board of Trade respectively. See the section of this pricing supplement called “Description of Notes—The Index”. Grain prices are primarily affected by weather and crop growing conditions generally and the global demand for and supply of grain, which are driven by global grain production, population growth and economic activity. In addition, prices for grain are affected by governmental and intergovernmental programs and policies regarding trade, agriculture, including grains, and energy specifically and fiscal and monetary issues, more generally. Alternative uses for grains such as energy sources or in manufacturing also drive the prices for grains. Such alternative uses may be dependant on governmental action, such as subsidies or tariffs and technological innovation. Extrinsic factors also affect grain prices such as natural disasters, pestilence, scientific developments, wars and political and civil upheavals. Substitution of other commodities for grain could also impact the price of grain and therefore the performance of the Index.

Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the price of the Buffered PLUS

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the value of the Index and, therefore, the value of the Buffered PLUS.

The Index may in the future include contracts that are not traded on regulated futures exchanges

The Index was originally based solely on futures contracts traded on regulated futures exchanges (referred to in the United States as “designated contract markets”). At present, the Index continues to be comprised exclusively of regulated futures contracts. As described below, however, the Index may in the future include over- the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the same provisions of, and the protections afforded by, the Commodity Exchange Act of 1936, as amended, or other applicable statutes and related regulations, that govern trading on regulated futures exchanges. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of contracts on such facilities and the inclusion of such contracts in the Index may be subject to certain risks not presented by most exchange-traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts.

Higher future prices of commodities included in the Index relative to their current prices may decrease the amount payable at maturity

The GSCI®-ER, on which the Index is based, is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the futures contracts that comprise the GSCI®-ER approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.” However, grains and certain other commodities included in the GSCI®-ER have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Contango or absence of backwardation in the grain futures market could result in negative “roll yields,” which could adversely affect the value of the Index and, accordingly, decrease the payment you receive at maturity.

Adjustments to the Index could adversely affect the value of the Buffered PLUS

Goldman, Sachs & Co., which we refer to as GS & Co., is currently responsible for calculating and maintaining the Index. On February 6, 2007, GS & Co. and Standard and Poor’s, a division of The McGraw-Hill Companies, which we refer to as S&P, announced that the Index had been sold to S&P. The transfer of the Index to S&P has not yet been completed, but once it is complete, S&P will be responsible for calculating, publishing and maintaining the Index.

GS & Co., or any successor publisher of the Index, can add, delete or substitute the contracts underlying the Index or make other methodological changes that could change the value of the Index. GS & Co., or a successor publisher of the Index, may discontinue or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of the Buffered PLUS.

GS & Co., or a successor publisher of the Index, may discontinue or suspend calculation or publication of the Index at any time. In these circumstances, MSCS, as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index. MSCS could have an economic interest that is different than that of investors in the Buffered PLUS insofar as, for example, MSCS is not precluded from considering indices that are calculated and published by MSCS or any of its affiliates.

The economic interests of the calculation agent and other of our affiliates are potentially adverse to your interests

The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Buffered PLUS.

As calculation agent, MSCS will determine the initial index value and the final index value, and calculate the amount of cash you will receive at maturity. Determinations made by MSCS, in its capacity as calculation agent, including with respect to the calculation of any index value in the event of the unavailability, modification or discontinuance of the Index, may affect the payout to you at maturity. See the section of this pricing supplement called “Description of Buffered PLUS—Discontinuance of the Index; Alteration of Method of Calculation.”

The original issue price of the Buffered PLUS includes the agent’s commissions and certain costs of hedging our obligations under the Buffered PLUS. The subsidiaries through which we hedge our obligations under the Buffered PLUS expect to make a profit. Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected.

Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the Buffered PLUS

MS & Co. and other affiliates of ours have carried out, and will continue to carry out, hedging activities related to the Buffered PLUS, including trading in swaps or futures contracts on the Index and on the commodity contracts underlying the Index. MS & Co. and some of our other subsidiaries also trade in financial instruments related to the Index or the prices of the commodity contracts underlying the Index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the value of the Index on the pricing date and, accordingly, increase the value at which the Index must close before you would receive at maturity, an amount in cash worth as much as or more than the stated principal amount of the Buffered PLUS.

Although the U.S. federal income tax consequences of an investment in the Buffered PLUS are uncertain, the Buffered

You should also consider the U.S. federal income tax consequences of investing in the Buffered PLUS. Please note that the discussions in this pricing supplement concerning the U.S. federal income tax consequences of investing in the Buffered PLUS supersede the discussions contained in the accompanying prospectus supplement. Subject to the discussion under “United States Federal Taxation” in this

PLUS generally should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

pricing supplement, the Buffered PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the Buffered PLUS, the timing and character of income on the Buffered PLUS might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the Buffered PLUS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement. Please read carefully the discussion under “United States Federal Taxation” in this pricing supplement concerning the U.S. federal income tax consequences of investing in the Buffered PLUS.

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the Buffered PLUS as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

DESCRIPTION OF BUFFERED PLUS

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement. The term “Buffered PLUS” refers to each $1,000 stated principal amount of our Buffered PLUS due October 30, 2008, Based on the Value of the Goldman Sachs Grains – Excess Return Index® (the “Index”). In this pricing supplement, the terms “we,” “us” and “our” refer to Morgan Stanley.

Aggregate Principal Amount	$

Original Issue Date (Settlement Date)	April , 2007

Pricing Date	April , 2007

Maturity Date Issue Price Denominations CUSIP Number Interest Rate Specified Currency	October 30, 2008. 100% ($1,000 per Buffered PLUS) $1,000 and integral multiples thereof 61750V279 None U.S. dollars

Payment at Maturity

At maturity, upon delivery of the Buffered PLUS to the Trustee, we will pay with respect to the $1,000 stated principal amount of each Buffered PLUS an amount in cash equal to:

(i) if the Final Index Value is greater than the Initial Index Value, the lesser of (x) $1,000 plus the Leveraged Upside Payment and (y) the Maximum Payment at Maturity;

(ii) if the Final Index Value is less than or equal to the Initial Index Value but greater than or equal to the Downside Protection Value, $1,000; and

(iii) if the Final Index Value is less than the Downside Protection Value, (x) $1,000 times the Index Performance Factor plus (y) the $150.

Under no circumstances will the Buffered PLUS pay less than $150 per Buffered PLUS at maturity.

We shall, or shall cause the Calculation Agent to, (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash to be delivered with respect to the $1,000 stated principal amount of each Buffered PLUS, on or prior to 10:30 a.m. on the Business Day preceding the Maturity Date, and (ii) deliver the aggregate cash amount due with respect to the Buffered PLUS to the Trustee for delivery to DTC, as holder of the Buffered PLUS, on the Maturity Date. We expect such amount of cash will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants. See “—Book Entry Note or Certificated Note”

below, and see “Form of Securities—The Depositary” in the accompanying prospectus.

Leveraged Upside Payment	The product of (i) $1,000 and (ii) the Upside Leverage Factor and (iii) the Index Percent Increase.

Upside Leverage Factor Maximum Payment at Maturity	125% $1,220 to $1,250. The Maximum Payment at Maturity will be determined on the Pricing Date.

Index Percent Increase	A fraction, the numerator of which is the Final Index Value minus the Initial Index Value and the denominator of which is the Initial Index Value.

Index Performance Factor	A fraction, the numerator of which is the Final Index Value and the denominator of which is the Initial Index Value.

Initial Index Value

     , the Index Value on the Pricing Date.

If the Initial Index Value as finally determined by the Index Publisher differs from any Initial Index Value specified in this pricing supplement, we will include the definitive Initial Index Value in an amended pricing supplement.

Final Index Value	The Index Value on the Index Valuation Date as determined by the Calculation Agent.

Downside Protection Value Index Value

     , which is equal to 85% of the Initial Index Value.

The Index Value on any Index Business Day will equal the official settlement price of the Index published by the Index Publisher, or any Successor Index (as defined under “— Discontinuance of the Index; Alteration of Method of Calculation”). In certain circumstances, the Index Value will be based on the alternate calculation of the Index described under “—Discontinuance of the Index; Alteration of Method of Calculation.”

If (a) a Market Disruption Event occurs on the Index Valuation Date with respect to the Index or one or more commodities futures contract underlying the index (an “Index Commodity”), the Calculation Agent will calculate the settlement price of the Index using (i) for each Index Commodity which did not suffer a Market Disruption Event, the official settlement price on the Index Valuation Date of each such Index Commodity and (ii) subject to the paragraph below, for each Index Commodity which did suffer a Market Disruption Event on the Index Valuation Date, the official settlement price of that Index Commodity on the next Trading Day on which no Market Disruption Event occurs with respect to such Index Commodity, subject to the limitation set out in the next succeeding paragraph. In calculating the price of the Index for the purposes of this paragraph, the Calculation Agent will use the formula for calculating the Index last in effect prior to the Index Valuation Date; provided that if the relevant Market Disruption Event in respect of the Index is due to a Material Change in Formula, the Calculation Agent will use the formula last in effect prior to that Market Disruption Event; or (b) if the Index Valuation Date is not an Index Business Day, the Index Value on such date will be the official settlement price of the Index on the next succeeding Index Business Day, subject to the Market Disruption Event provisions described herein.

If a Market Disruption Event occurs with respect to an Index Commodity on each of the three Trading Days immediately succeeding the Index Valuation Date, the Calculation Agent will use a price for such Index Commodity equal to the arithmetic mean, as determined by the Calculation Agent on the fourth Trading Day immediately succeeding the Index Valuation Date, of the prices of such Index Commodity determined by at least three leading dealers, selected by the Calculation Agent, in the underlying market for such Index Commodity, taking into consideration the latest available quote for such Index Commodity and any other information in good faith deemed relevant by such dealers. Quotes of MS & Co., MSCS or any of their affiliates may be included in the calculation of such mean, but only to the extent that any such bid is the highest of the quotes obtained. In the event prices from at least three dealers are not obtained, the Calculation Agent will make a good faith estimate of the price of the Index Commodity and, using that price, determine the Index Value. In calculating the Index Value in the circumstances described in this paragraph, the Calculation Agent shall use the formula for calculating the Index last in effect prior to the scheduled Index Valuation Date.

Index Valuation Date Trading Day

October 21, 2008

In respect of each Index Commodity, a day, as determined by the Calculation Agent, that is a day on which the Relevant Exchange for such Index Commodity is open for trading during its regular trading session, notwithstanding any such Relevant Exchange closing prior to its scheduled closing time.

Index Business Day	Any day on which the official settlement price of the Index is scheduled to be published.

Business Day	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Market Disruption Event

Market Disruption Event means, with respect to the Index or any Index Commodity, as applicable, any of a Price Source Disruption, Trading Disruption, Disappearance of Commodity Reference Price, Tax Disruption, Material Change in Formula or Material Change in Content.

Price Source Disruption

Price Source Disruption means a (i) the temporary failure of the Index Publisher to announce or publish the Index Value (or the value of any Successor Index, if applicable) (or the information necessary for determining the Index Value (or the value of any Successor Index, if applicable)) or (ii) the temporary discontinuance or unavailability of the Index.

Trading Disruption	Trading Suspension means the material suspension of, or material limitation imposed on, trading in any of the Index Commodities on the Relevant Exchange for such Index Commodity.

Disappearance of Commodity
Reference Price

Disappearance of Commodity Reference Price means (i) the permanent discontinuance of trading in an Index Commodity on the Relevant Exchange; (ii) the disappearance of, or of trading in, any of an Index Commodity, or (iii) the disappearance or permanent discontinuance or unavailability of the Index Value, notwithstanding the availability of the price source or the status of trading in the relevant futures contracts.

For purposes of this definition, a discontinuance of publication of the Index shall not be a Disappearance of Commodity Reference Price if MSCS shall have selected a Successor Index in accordance with “Description of Buffered PLUS— Discontinuance of the Index; Alteration of Method of Calculation” below.

Material Change in Formula	Material Change in Formula means the occurrence since the date of this pricing supplement of a material change in the formula for, or the method of calculating, the Index Value.

Material Change in Content	Material Change in Content means the occurrence since the date of this pricing supplement of a material change in the content, composition or constitution of the Index.

Tax Disruption

Tax Disruption means the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to, a commodity (other than a tax on, or measured by reference to overall gross or net income) by any government or taxation authority after the date of this pricing supplement, if the direct effect of such imposition, change or removal is to raise or lower the settlement price of the Index on any day that would otherwise be the Index Valuation Date from what it would have been without that imposition, change or removal.

Relevant Exchange	In respect of each Index Commodity, Relevant Exchange means the primary exchange or market of trading for that Index Commodity.

Discontinuance of the Index;
Alteration of Method of Calculation

If the Index Publisher permanently discontinues publication of the Index and the Index Publisher or another entity publishes a successor or substitute index that MSCS, as the Calculation Agent, determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a “Successor Index”), then any subsequent Index Value will be determined by reference to the value of such Successor Index at the regular official weekday close of the principal trading session of the Relevant Exchange or market for the Successor Index on the date that any Index Value is to be determined.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the Trustee, to Morgan Stanley and to DTC, as holder of the Buffered PLUS, within three Business Days of such selection. We expect that such notice will be passed on to you, as a beneficial owner of the Buffered PLUS, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If the Index Publisher discontinues publication of the Index prior to, and such discontinuance is continuing on, any Index Business Day and MSCS, as the Calculation Agent, determines, in its sole discretion, that no Successor Index is available at such time, then the Calculation Agent will determine the Index Value for such date as described in “—Index Value” above using the formula for calculating the Index last in effect prior to such discontinuance.

If the method of calculating the Index or a Successor Index is modified so that the value of such index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the index), and the Calculation Agent, in its sole discretion, determines that such modification is not a Material Change in Formula, then the Calculation Agent will adjust such index in order to arrive at a value of the Index or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Book Entry Note or Certificated Note

Book Entry. The Buffered PLUS will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC. DTC’s nominee will be the only registered holder of the Buffered PLUS. Your beneficial interest in the Buffered PLUS will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC. In this pricing supplement, all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the Buffered PLUS, for distribution to participants in accordance with DTC’s procedures. For more information regarding DTC and book entry notes, please read “Form of Securities—Global Securities— Registered Global Securities —The Depositary” and “—The Depositary” in the accompanying prospectus.

Senior Note or Subordinated Note Trustee	Senior The Bank of New York, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A.)

Agent	Morgan Stanley & Co. Incorporated and its successors (“MS & Co.”).

Calculation Agent

Morgan Stanley Capital Services, Inc. (“MSCS”)

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Payment at Maturity, if any, will be rounded to the nearest one billionth, with five ten- billionths rounded upward (e.g., .8765432105 would be rounded to .876543211); all dollar amounts related to determination of the amount of cash payable per Buffered PLUS will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of Buffered PLUS will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our subsidiary, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the Buffered PLUS, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Initial Index Value and the Final Index Value. See “—Discontinuance of the Index; Alteration of Method of Calculation” below. MSCS is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Alternate Exchange Calculation
in Case of an Event of Default

In case an event of default with respect to the Buffered PLUS shall have occurred and be continuing, the amount declared due and payable per Buffered PLUS upon any acceleration of the Buffered PLUS (an “Event of Default Acceleration”) shall be determined by the Calculation Agent and shall be an amount in cash equal to the Payment at Maturity calculated using the Index Value as of the date of such acceleration as the Final Index Value.

If the maturity of the Buffered PLUS is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the cash amount due with respect to the Buffered PLUS as promptly as possible and in no event later than two Business Days after the date of acceleration.

Index Publisher	GS & Co., or any successor publisher of the Index. See the discussion in “–The Index” concerning the purchase of the Index by Standard and Poor’s, a division of The McGraw-Hill Companies, which we refer to as S&P.

The Index

The Goldman Sachs Grains – Excess Return Index®.

We have derived all information regarding the Index, the Goldman Sachs Commodity Index® – Excess Return (the “GSCI®-ER”) and the Goldman Sachs Commodity Index® (the “GSCI®”) contained in this pricing supplement, including, without limitation, their make-up and method of calculation from publicly available information. The Index was developed, and is calculated, maintained and published daily, by GS & Co. We make no representation or warranty as to the accuracy or completeness of such information.

On February 6, 2007, GS & Co. and S&P announced that the GSCI® and the GSCI®-ER, together with all sub-indices such as the      Index,      had      been      sold      to    S&P. As of the date of this pricing supplement, the transfer of the Index to S&P has not been completed, but once it is complete, S&P will be responsible for calculating, publishing and maintaining the Index.

The Index is a sub-index of the GSCI®-ER and represents only the grains component of the GSCI®-ER. The grains component of the GSCI®-ER consists of corn, soybeans, Chicago wheat and Kansas wheat. The distinction between Chicago wheat and Kansas wheat is they are each futures contracts for wheat which are traded on the Chicago Board of Trade and the Kansas City Board of Trade respectively. As of the date of this pricing supplement, the Index is approximately weighted among its four components as follows:

Index Component	Approximate Weighting
Corn	40%
Soybeans	19%
Chicago wheat	30%
Kansas wheat	11%

The value of the Index on any given day is calculated in the same manner as the GSCI®-ER except that (i) the daily contract reference prices, the contract production weight (“CPW”) and roll weights used in performing such calculations are limited to the grain futures contracts included in the Index; and (ii) the Index has a separate normalizing constant.

The GSCI®-ER

The GSCI®-ER is a world production-weighted index that is designed to reflect the relative significance of each of the underlying commodities in the world economy. The GSCI®-ER was established in May 1991 and represents the return of a portfolio of commodity futures contracts included in the GSCI®, the composition of which, on any given day, reflects the CPW and “roll weights” of the contracts included in the GSCI® (discussed below).

Value of the GSCI®-ER

The value of the GSCI®-ER on any given day is equal to the product of (i) the value of the GSCI®-ER on the immediately preceding day multiplied by (ii) one plus the contract daily return on the day on which the calculation is made. The value of the GSCI®-ER is indexed to a normalized value of 100 on January 2, 1970.

Contract Daily Return

The contract daily return on any given day is equal to the sum, for each of the commodities included in the GSCI®, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW and the appropriate “roll weight,” divided by the total dollar weight of the GSCI® on the preceding day, minus one.

The total dollar weight of the GSCI® is the sum of the dollar weight of each of the underlying commodities. The dollar weight of each such commodity on any given day is equal to (i) the daily contract reference price, (ii) multiplied by the appropriate CPWs and, (iii) during a roll period, the appropriate “roll weights” (discussed below).

The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of GS & Co., reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided that, if the price is not made available or corrected by 4:00 P.M. New York City time, GS & Co. may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant GSCI® calculation.

The “roll weight” of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. Since the GSCI® is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the GSCI® also takes place over a period of days at the beginning of each month (referred to as the “roll period”). On each day of the roll period, the “roll weights” of the first nearby contract expirations on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the GSCI® is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If any of the following conditions exists on any day during a roll period, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist: (i) no daily contract reference price is available for a given contract expiration; (ii) any such price represents the maximum or minimum price for such contract month, based on exchange price limits; (iii) the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 P.M., New York City time (in such event, GS & Co. may determine a daily contract reference price and complete the relevant portion of the roll based on such price, but must revise the portion of the roll if the trading facility publishes a price before the opening of trading on the next day); or (iv) trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll will be effected in its entirety on the next day on which such conditions no longer exist.

The GSCI®

The GSCI® is an index on a production-weighted basket of principal non-financial commodities (i.e., physical commodities) that satisfy specified criteria. The GSCI® is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the GSCI® are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries. The commodities included in the GSCI® are weighted, on a production basis, to reflect the relative significance (in the view of GS & Co., in consultation with the Policy Committee, as described below) of such commodities to the world economy. The fluctuations in the value of the GSCI® are intended generally to correlate with changes in the prices of such physical commodities in global markets. The GSCI® was established in 1991 and has been normalized such that its hypothetical level on January 2, 1970 was 100. Futures contracts on the GSCI®, and options on such futures contracts, are currently listed for trading on the Chicago Mercantile Exchange.

Set forth below is a summary of the composition of and the methodology currently used to calculate the GSCI®. The methodology for determining the composition and weighting of the GSCI® and for calculating its value is subject to modification in a manner consistent with the purposes of the GSCI®, as described below. GS & Co. makes the official calculations of the GSCI®. At present, this calculation is performed continuously and is reported on Reuters page, “GSCK”, and is updated on Reuters at least once every three minutes during business hours on each Index Business Day.

The Policy Committee established by GS & Co. to assist it in connection with the operation of the GSCI® generally meets once each year to discuss the composition of the GSCI®. The Policy Committee may, if necessary or practicable, meet at other times during the year as issues arise that warrant its consideration.

Composition of the GSCI®

In order to be included in the GSCI® a contract must satisfy the following eligibility criteria:

The contract must be in respect of a physical commodity and not a financial commodity.

The contract must (a) have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future; and (b) at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement; and (c) be traded on a trading facility which allows market participants to execute spread transactions, through a single order entry, between the pairs of contract expirations included in the GSCI® that, at any given point in time, will be involved in rolls to be effected pursuant to the GSCI®.

The commodity must be the subject of a contract that is (a) denominated in U.S. dollars and (b) traded on or through an exchange, facility or other platform (referred to as a trading facility) that has its principal place of business or operations in a country which is a member of the Organization for Economic Cooperation and Development and that meets other criteria relating to the availability of market price quotations and trading volume information, acceptance of bids and offers from multiple participants or price providers and accessibility by a sufficiently broad range of participants.

The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the daily contract reference price) generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the GSCI®.

At and after the time a contract is included in the GSCI®, the daily contract reference price for such contract must be published between 10:00 AM. and 4:00 P.M., New York City time, on each business day relating to such contract by the trading facility on or through which it is traded.

For a contract to be eligible for inclusion in the GSCI®, volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made.

Contracts must also satisfy volume trading requirements and certain percentage dollar weight requirements to be eligible for inclusion in the GSCI®.

The contracts currently included in the GSCI® are all futures contracts traded on the New York Mercantile Exchange, Inc., the International Petroleum Exchange, the Chicago Mercantile Exchange, the Chicago Board of Trade, the Coffee, Sugar & Cocoa Exchange, Inc., the New York Cotton Exchange, the Kansas City Board of Trade, the Commodities Exchange, Inc. and the London Metal Exchange.

Calculation of the GSCI®

The value of the GSCI® on any given day is equal to the total dollar weight of the GSCI® divided by a normalizing constant that assures the continuity of the GSCI® over time.

Contract Expirations

Because the GSCI® is composed of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations.” The contract expirations included in the GSCI® for each commodity during a given year are designated by GS & Co., in consultation with the Policy Committee, provided that each such contract must be an “active contract.” An “active contract” for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the GSCI® will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by GS & Co. If a trading facility ceases trading in all contract expirations relating to a particular contract, GS & Co. may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the GSCI®. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the GSCI®.

License Agreement Between Goldman
Sachs & Co. and Morgan Stanley

The Buffered PLUS are not sponsored, endorsed, sold or promoted by GS & Co. GS & Co. makes no representation or warranty, express or implied, to the owners of the Buffered PLUS or any member of the public regarding the advisability of investing in securities generally or in the Buffered PLUS particularly, or the ability of the Goldman Sachs Commodity Index (“GSCI® Index”) to track general commodity market performance. GS & Co.’s only relationship to Morgan Stanley is the licensing of the GSCI® Index, which is determined, composed and calculated by GS & Co. without regard to the Licensee or the Buffered PLUS. GS & Co. has no obligation to take the needs of Morgan Stanley or the owners of the Buffered PLUS into consideration in determining, composing or calculating the GSCI® Index. GS & Co. is not responsible for, and has not participated in, the determination of the timing of prices at, or quantities of the Buffered PLUS to be issued or in the determination or calculation of the equation by which the Buffered PLUS is to be converted into cash. GS & Co. has no obligation or liability in connection with the administration, marketing or trading of the Buffered PLUS.

GS & CO. DOES NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATE INCLUDED THEREIN. GS & CO. MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE OWNERS OF THE PRODUCT(S) OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE GSCI ® INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. GS & CO. MAKES NOT EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE GSCI® INDEX OR ANY DATA INCLUDED THEREIN WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL GS & CO. HAVE ANY LIABILITY FOR ANY SPECIAL PUNITIVE INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Historical Information	The following table sets forth the published high and low Index Values, as well as end-of-quarter Index Values, of the Index for each quarter in the period from January 1, 2002 through March 22, 2007. The Index Value on March 22, 2007 was 46.0790. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the Index on the Index Valuation Date. The level of the Index may decrease so that you will receive a payment at maturity that is less than the stated principal amount of the Buffered PLUS. We cannot give you any assurance that the level of the Index will increase so that at maturity you will receive a payment in excess of the stated principal amount of the Buffered PLUS. Because your return is linked to the level of the Index at maturity, there is no guaranteed return of principal in excess of the minimum payment at maturity of $150.

If the Final Index Value is less than the Downside Protection Value, you will lose money on your investment.

GSCI Grains – Excess Return Index Historical High, Low and Period End Settlement Prices January 1, 2002 through March 22, 2007

	High	Low	Period End

2002
First Quarter	49.1382	45.4530	46.3180
Second Quarter	49.6323	43.6309	49.6323
Third Quarter	62.2487	49.7643	57.4428
Fourth Quarter	58.5280	50.4113	50.4113
2003
First Quarter	52.1999	46.7753	47.8242
Second Quarter	53.5413	47.3184	47.8397
Third Quarter	53.6998	46.4286	51.5575
Fourth Quarter	57.9736	49.6800	55.4583
2004
First Quarter	66.9601	56.3431	65.0955
Second Quarter	67.2565	52.9653	52.9653
Third Quarter	52.5868	42.5651	42.5651
Fourth Quarter	43.5919	40.1828	41.3636
2005
First Quarter	47.3986	38.8277	43.4123
Second Quarter	45.8193	39.8573	42.1123
Third Quarter	46.4586	38.1254	39.4328
Fourth Quarter	39.8555	35.5981	38.4884
2006
First Quarter	40.8499	36.4440	38.4951
Second Quarter	42.7019	37.9681	39.4792
Third Quarter	41.3977	35.4647	38.9379
Forth Quarter	47.9701	38.7889	46.8473
2007
First Quarter (through
March 22, 2007)	49.4743	42.9472	46.0790

GSCI Grains – Excess Return Index January 1, 2002 through March 22, 2007

Use of Proceeds and Hedging

The net proceeds we receive from the sale of the Buffered PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Buffered PLUS through one or more of our subsidiaries. The original issue price of the Buffered PLUS includes the Agent’s Commissions (as shown on the cover page of this pricing supplement) paid with respect to the Buffered PLUS and the cost of hedging our obligations under the Buffered PLUS. The cost of hedging includes the projected profit that our subsidiaries expect to realize in consideration for assuming the risks inherent in managing the hedging transactions. Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss. See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the Pricing Date, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the Buffered PLUS by taking positions in swaps and futures contracts on the commodity contracts underlying the Index. Such purchase activity could potentially increase the value of the Index and, accordingly, potentially increase the Initial Index Value, and, therefore, the value at which the Index must close before you would receive at maturity an amount in U.S. dollars worth as much as or more than the stated principal amount of the Buffered PLUS. In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the Buffered PLUS by purchasing and selling swaps and futures contracts on the commodities underlying the Index or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. We cannot give any assurance that our hedging activities will not affect the value of the Index and, therefore, adversely affect the value of the Buffered PLUS or the payment you will receive at maturity.

Supplemental Information Concerning
Plan of Distribution

Under the terms and subject to the conditions contained in the U.S. distribution agreement referred to in the prospectus supplement under “Plan of Distribution,” the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of Buffered PLUS set forth on the cover of this pricing supplement; provided that the price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of Buffered PLUS will be $997.50 per Buffered PLUS and $12.50 per Buffered PLUS, respectively, for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of Buffered PLUS will be $996.25 per Buffered PLUS and $11.25 per Buffered PLUS, respectively, and for any single transaction to purchase $5,000,000 or more principal amount of Buffered PLUS will be $995 per Buffered PLUS and $10 per Buffered PLUS, respectively. The Agent proposes initially to offer the Buffered PLUS directly to the public at the public offering price set forth on the cover page of this pricing supplement. The Agent may allow a concession not in excess of $15 per Buffered PLUS to other dealers, which may include Morgan Stanley DW Inc., Morgan Stanley & Co. International Limited and Bank Morgan Stanley AG; provided that, concessions allowed to dealers in connection with the offering may be reclaimed by the Agent if, within 30 days of the offering, the Agent repurchases the Buffered PLUS distributed by such dealers.

We expect to deliver the Buffered PLUS against payment therefor in New York, New York on April     , 2007, which will be the __ scheduled Business Day following the date of this pricing supplement and of the pricing of the Buffered PLUS. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Buffered PLUS on the date of pricing or on or prior to the third Business Day prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

In order to facilitate the offering of the Buffered PLUS, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Buffered PLUS. Specifically, the Agent may sell more Buffered PLUS than it is obligated to purchase in connection with the offering, creating a naked short position in the Buffered PLUS, for its own account. The Agent must close out any naked short position by purchasing the Buffered PLUS in the open market. A naked short position is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the Buffered PLUS in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the Agent may bid for, and purchase, Buffered PLUS or its component stocks in the open market to stabilize the price of the Buffered PLUS. Any of these activities may raise or maintain the market price of the Buffered PLUS above independent market levels or prevent or retard a decline in the market price of the Buffered PLUS. The Agent is not required to engage in these activities, and may end any of these activities at any time. An affiliate of the Agent has entered into a hedging transaction with us in connection with this offering of Buffered PLUS. See “—Use of Proceeds and Hedging” above.

General

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the Buffered PLUS or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. No offers, sales or deliveries of the Buffered PLUS, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Buffered PLUS, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the Buffered PLUS has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the Buffered PLUS or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Buffered PLUS under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the Buffered PLUS. We shall not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Brazil

The Buffered PLUS have not been and will not be registered with the Comissão de Calores Mobiliários (The Brazilian Securities Commission). The Buffered PLUS may not be offered or sold in the Federative Republic of Brazil (“Brazil”) except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile

The Buffered PLUS have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the Buffered PLUS or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

Hong Kong

No action has been taken to permit an offering of the Buffered PLUS to the public in Hong Kong as the Buffered PLUS have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the Buffered PLUS, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the Buffered PLUS which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong ("SFO") and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

Mexico

The Buffered PLUS have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico. This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Singapore

The Agent and each dealer represent and agree that they will not offer or sell the Buffered PLUS nor make the Buffered PLUS the subject of an invitation for subscription or purchase, nor will they circulate or distribute the pricing supplement or the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Buffered PLUS, whether directly or indirectly, to persons in Singapore other than:

(a) an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b) an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c) a person who acquires the Buffered PLUS for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

ERISA Matters for Pension Plans and
Insurance Companies

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Buffered PLUS. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co. and Morgan Stanley DW Inc. (formerly Dean Witter Reynolds Inc.) (“MSDWI”), may be each considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many

Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Buffered PLUS are acquired by or with the assets of a Plan with respect to which MS & Co., MSDWI or any of their affiliates is a service provider or other party in interest, unless the Buffered PLUS are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Buffered PLUS. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) provides an exemption for the purchase and sale of securities and related lending transactions, provided that neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more than “adequate consideration” (to be defined in regulations to be issued by the Secretary of the Department of Labor) in connection with the transaction (the so-called “service provider” exemption).

Because we may be considered a party in interest with respect to many Plans, the Buffered PLUS may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Buffered PLUS will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Buffered PLUS that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such Buffered PLUS on behalf of or with “plan assets” of any Plan, or with any assets of a governmental or church plan that is subject to any federal, state or local law that is substantially similar to the provisions of Section 406 of ERISA of Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental or church plan, any substantially similar federal, state or local law).

Under ERISA, assets of a Plan may include assets of certain commingled vehicles and entities in which the Plan has invested (including, in certain cases, the general account of an insurance company). Accordingly, commingled vehicles and entities which include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non- exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Buffered PLUS on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under any available exemptions, such as PTCEs 96-23, 95-60, 91-38, 90-1 or 84-14 or the service provider exemption.

Purchasers of the Buffered PLUS have exclusive responsibility for ensuring that their purchase, holding and disposition of the Buffered PLUS do not violate the prohibited transaction rules of ERISA or the Code or similar regulations applicable to governmental or church plans, as described above. The sale of any Buffered PLUS to any Plan investor is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plan investors generally or any particular Plan investor, or that such an investment is appropriate for Plan investors generally or any particular Plan investor.

United States Federal Income Taxation

Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the PLUS issued under this pricing supplement and is superseded by the following discussion.

The following summary is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the Buffered PLUS. This discussion only applies to initial investors in the Buffered PLUS who:

•	purchase the Buffered PLUS at their “issue price”; and

•	will hold the Buffered PLUS as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all of the tax consequences that may be relevant to a particular holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities, commodities, or foreign currencies;

•	investors holding the Buffered PLUS as part of a hedging transaction, “straddle,” conversion transaction, or integrated transaction or who hold the Buffered PLUS as part of a constructive sale transaction;

•	U.S. Holders, as defined below, whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	regulated investment companies;

•	real estate investment trusts;

•	tax exempt entities, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively;

•	persons subject to the alternative minimum tax;

•	nonresident alien individuals who have lost their U.S. citizenship or who have ceased to be taxed as U.S. resident aliens; or

•	Non-U.S. Holders, as defined below, for whom income or gain in respect of the Buffered PLUS is effectively connected with the conduct of a trade or business in the United States.

As the law applicable to the U.S. federal income taxation of instruments such as the Buffered PLUS is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein. Persons considering the purchase of the Buffered PLUS are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

General

The Buffered PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. Due to the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the Buffered PLUS or instruments that are similar to the Buffered PLUS for U.S. federal income tax purposes, no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described herein. Accordingly, you are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of an investment in the Buffered PLUS (including alternative characterizations of the Buffered PLUS) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the characterization and treatment of the Buffered PLUS described above.

Tax Consequences to U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of a Buffered PLUS that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term U.S. Holder also includes certain former citizens and residents of the United States.

Tax Treatment of the Buffered PLUS

Assuming the characterization of the Buffered PLUS as set forth above is respected, the following U.S. federal income tax consequences should result.

Tax Treatment Prior to Maturity. A U.S. Holder should not be required to recognize taxable income over the term of the Buffered PLUS prior to maturity, other than pursuant to a sale or exchange as described below.

Tax Basis. A U.S. Holder’s tax basis in the Buffered PLUS should equal the amount paid by the U.S. Holder to acquire the Buffered PLUS.

Sale, Exchange or Settlement of the Buffered PLUS. Upon a sale or exchange of the Buffered PLUS, or upon settlement of the Buffered PLUS at maturity, a U.S. Holder should generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the Buffered PLUS sold, exchanged, or settled. Any capital gain or loss recognized upon sale, exchange or settlement of a Buffered PLUS should be long-term capital gain or loss if the U.S. Holder has held the Buffered PLUS for more than one year at such time.

Possible Alternative Tax Treatments of an Investment in the Buffered PLUS

Due to the absence of authorities that directly address the proper characterization of the Buffered PLUS, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning a Buffered PLUS under Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”).

If the IRS were successful in asserting that the Contingent Debt Regulations applied to the Buffered PLUS, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Buffered PLUS every year at a “comparable yield” determined at the time of their issuance. Furthermore, any gain realized by a U.S. Holder at maturity or upon a sale or other disposition of the Buffered PLUS would generally be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

Even if the Contingent Debt Regulations do not apply to the Buffered PLUS, other alternative federal income tax characterizations or treatments of the Buffered PLUS are also possible, which if applied could also affect the timing and character of the income or loss with respect to the Buffered PLUS. It is possible, for example, that a Buffered PLUS could be treated as a unit consisting of a loan and a forward contract, in which case a U.S. Holder would be required to accrue original issue discount as income on a current basis. Accordingly, prospective investors are urged to consult their own tax advisors regarding all aspects of the U.S. federal income tax consequences of an investment in the Buffered PLUS.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the amounts paid to a U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, or otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS. In addition, information returns will be filed with the IRS in connection with payments on the Buffered PLUS and the proceeds from a sale or other disposition of the Buffered PLUS, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section only applies to you if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Buffered PLUS that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;

•	a foreign corporation; or

•	a foreign trust or estate.

“Non-U.S. Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes. Such holder is urged to consult his or her own tax advisors regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a Buffered PLUS.

Tax Treatment upon Sale, Exchange or Settlement of a Buffered PLUS

In general. Assuming the characterization of the Buffered PLUS as set forth above is respected, a Non-U.S. Holder of the Buffered PLUS will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

If all or any portion of a Buffered PLUS were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the Buffered PLUS would not be subject to U.S. federal withholding tax, provided that:

•	the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

•	the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

•	the Non-U.S. Holder is not a bank receiving interest under Section 881(c)(3)(A) of the Code; and

•	the certification requirement described below has been fulfilled with respect to the beneficial owner.

Certification Requirement. The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a Buffered PLUS (or a financial institution holding the Buffered PLUS on behalf of the beneficial owner) furnishes to us an IRS Form W-8BEN, in which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Buffered PLUS are likely to be treated as U.S. situs property subject to U.S. federal estate tax. Prospective investors that are non-U.S. individuals, or are entities of the type described above, are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Buffered PLUS.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payment on the Buffered PLUS at maturity as well as in connection with the proceeds from a sale, exchange or other disposition. A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption. Compliance with the certification procedures described above under “–Tax Treatment upon Sale, Exchange or Settlement of a Buffered PLUS – Certification Requirement” will satisfy the certification requirements necessary to avoid the backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.